OMB APPROVAL
OMB Number: 3235-0697
Expires: May 31, 2016
Estimated average burden hours per response....480.61

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
SD Specialized Disclosure Report

Asia Pacific Wire & Cable Corporation Limited
(Exact name of registrant as specified in its charter)

Bermuda	1-14542	N/A
(State of other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

7/FL B. No. 132, Section 3, Min-Sheng East Road, Taipei, 105 Taiwan R.O.C.
(Address of principal executive offices) (Zip Code)

Mr. Yuan Chun Tang (886) (2) 2712-2558; or Michael J. Hagan (1) (212) 709-0290
(Name and telephone number, including area code, of the person to contact in connection with this report).

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_X_ Rule 13p-1 under the Securities ExchangeAct (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, _2013_.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form SD.

This form shall be used for a report pursuant to Rule 13p-1 (17 CFR 240.13p-1) under the Exchange Act.

B. Information to be Reported and Time for Filing of Reports.

1. Form filed under Rule 13p-1. A report on this Form shall be filed on EDGAR no later than May 31 after the end of the issuer's most recent calendar year.

2. If the deadline for filing this form occurs on a Saturday, Sunday or holiday on which the Commission is not open for business, then the deadline shall be the next business day.

C. Inapplicability to Registered Investment Companies.

The disclosures required in Form SD shall not apply to investment companies required to file reports pursuant to Rule 30d-1 (17 CFR 270.30d-1) under the Investment Company Act of 1940.

D. Preparation of Report.

This form is not to be used as a blank form to be filled in, but only as a guide in the preparation of the report meeting the requirements of Rule 12b-12 (17 CFR 240.12b-12). The report shall contain the number and caption of the applicable item, but the text of such item may be omitted, provided the answers thereto are prepared in the manner specified in Rule 12b-13 (17 CFR 240.12b-13). All items that are not required to be answered in a particular report may be omitted and no reference thereto need be made in the report. All instructions should also be omitted.

E. Application of General Rules and Regulations.

The General Rules and Regulations under the Act (17 CFR Part 240) contain certain general requirements which are applicable to reports on any form. These general requirements should be carefully read and observed in the preparation and filing of reports on this form.

F. Signature and Filing of Report

The report must be signed by the registrant on behalf of the registrant by an executive officer.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

The registrant is engaged primarily in the manufacture and distribution of wire and cable products for industrial and commercial applications, including telecom cable and power cable for customers in the telecommunications and power transmission industries. The registrant also manufactures and distributes electronic wire for applications in an array of electronic products. The registrant's electronic wire contains tin, which the Commission has classified as a conflict mineral for the purposes of Rule 13p-1 under the Securities Exchange Act of 1934 and the disclosures required of the registrant.

The registrant's electronic wire products containing tin are manufactured at operating subsidiaires based in Thailand and China for distribution in those countries and certain other Asian markets. The registrant has conducted a reasonable country of origin inquiry of its suppliers of tin. Those suppliers have confirmed to the registrant that all tin sold and provided to the registrant or its relevant operating subsidiaries is, and has in the past been, sourced in either Thailand or China, or from recycled or scrap sources.

To the registrant's knowledge, based upon its due diligence inquiry, it has no basis to reasonably believe that any tin used in the manufacture of its electronic wire products originated in the Democratic Republic of the Congo or any adjoining country. Based upon the results of the registrant's reasonable country of origin inquiry, it has determined that neither an independent private sector audit nor a Conflict Minerals Report is required or would provide any information not contained in this disclosure.

The registrant confirms that it shall post on its website a link to the disclosure set forth herein.

Item 1.02 Exhibit

Not applicable.

Section 2 – Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
(Registrant)

/s/ Yuan Chun Tang
By: Yuan Chun Tang
Chief Executive Officer

May 30, 2014
(Date)